OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                                                         FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2259
                                                    EMAIL: HKESNER@OLSHANLAW.COM

                                  May 22, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

     RE:  AMENDMENT NO. 1 TO RELATIONSERVE MEDIA, INC. REGISTRATION STATEMENT ON
          FORM SB-2 FILED MAY 1, 2006 FILE NO. 333-132586

Dear Mr. Spirgel:

     We are securities counsel to RelationServe Media, Inc. (the "Company") and are submitting, on behalf of the Company, its responses to the comment letter from the Division of Corporation Finance, dated May 11, 2006, relating to the filing of the Company's Amendment No. 1 to Registration Statement on Form SB-2
filed May 1, 2006 ("Amendment No. 1"). The Company's responses are numbered to correspond to the Staff's comments and are filed together with Amendment No. 2 to Registration Statement on Form S-2 (the "Amendment No. 2"), which amends
Amendment No. 1. Please be advised that Amendment No. 2 includes first quarter financials and associated disclosure. In addition, the Staff is advised that the requirement that the Company must register 130% of the shares of common stock that the debenture holders hold or are entitled to receive if they exercised or converted all of the warrants and debentures that they hold has been changed to
110%. If and when the Company receives stockholder approval to increase its authorized capital, the Company will be required to register the additional 20%.
Moreover, as described below, no debenture holder purchased the additional debentures. Accordingly, the Company does have sufficient authorized capital so that it can register all of the shares that it is required to register pursuant to the Registration Statement, and the risk factor "We Need to Authorize
Additional Shares so that we Can Register all of the Shares that we are Required to Register Pursuant to this Registration Statement" has been deleted.

                                                               NEW JERSEY OFFICE
                                                         2001 ROUTE 46/SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

May 22, 2006

PROSPECTUS COVER PAGE

1.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1. PLEASE TELL US IN YOUR RESPONSE
     LETTER WHETHER ANY ADDITIONAL DEBENTURES WERE PURCHASED BY THE INVESTORS.
     IN ADDITION, IF ADDITIONAL DEBENTURES WERE PURCHASED BEFORE THE MAY 4, 2006
     DEADLINE, TELL US IN YOUR RESPONSE LETTER WHETHER ALL OF THE CONDITIONS TO
     PURCHASING THE ADDITIONAL DEBENTURES WERE OUTSIDE THE CONTROL OF THE
     INVESTORS AT THE TIME YOU INITIALLY FILED THE REGISTRATION STATEMENT. IF
     ALL OF THE CONDITIONS WERE NOT OUTSIDE THE CONTROL OF THE INVESTORS, PLEASE
     REMOVE THE SHARES UNDERLYING THE ADDITIONAL DEBENTURES FROM THE
     REGISTRATION STATEMENT, AS IT WAS PREMATURE TO REGISTER THOSE SHARES FOR
     RESALE.

     The Staff is advised that none of the additional debentures were purchased by the investors. Accordingly, the shares underlying the additional debentures have been removed from Amendment No. 2.

PROSPECTUS SUMMARY, PAGE 1

2.   THE DISCLOSURE YOU ADDED REGARDING SENDTEC'S BUSINESS AND HOW IT GENERATES
     REVENUE IS VAGUE. FOR EXAMPLE, WHAT IS "DIRECT RESPONSE MARKETING" AND WHAT
     EXACTLY DOES SENDTEC DO TO "GENERATE MEDIA COMMISSIONS AS A PERCENTAGE OF
     MEDIA PURCHASED?" IN THIS REGARD, PLEASE AVOID THE USE OF INDUSTRY JARGON
     SUCH AS "BUSINESS VERTICALS" AND "ARBITRAGING PERFORMANCE FEES." SIMILARLY,
     BRIEFLY EXPLAIN WHAT "LIST SERVICES, CAMPAIGN PROCESSING, EMAIL CAMPAIGN
     MANAGEMENT AND CUSTOM LEAD GENERATION PROGRAMS" ARE WITH REGARD TO
     RELATIONSERVE ACCESS' BUSINESS. PLEASE REVISE TO CLEARLY DESCRIBE WHAT YOU
     DO USING CLEAR, EVERYDAY LANGUAGE.

     The Overview section of the Prospectus Summary has been revised to provide additional disclosure relating to SendTec's business as well as RelationServe
Access' business. This section has also been revised to remove the use of industry jargon such as, "business verticals" and "arbitraging performance fees."

CORPORATE HISTORY, PAGE 1

3.   PLEASE SEE PRIOR COMMENT 4 AND CLARIFY IN THE FIRST PARAGRAPH THAT
     RELATIONSERVE HAD NO BUSINESS OR ASSETS UNTIL IT ACQUIRED ASSETS FROM OMNI
     POINT AND FRIENDSAND.COM. IN ADDITION, YOUR DISCLOSURE FOCUSES TOO MUCH ON
     THE SPECIFIC MECHANICS OF THE TRANSACTIONS. FOR EXAMPLE, THE LAST TWO
     PARAGRAPHS OF THIS SECTION DO NOT APPEAR NECESSARY IN YOUR SUMMARY TO
     EXPLAIN THAT YOU REINCORPORATED FROM NEVADA TO DELAWARE. PLEASE REVISE AND
     BRIEFLY EXPLAIN WHY YOU DECIDED TO REINCORPORATE IN DELAWARE.

     The Corporate History section has been revised to clarify that the Company had no business or assets until it acquired assets from Omni Point and
Friendsand.com. The disclosure in Amendment No. 2 has also been revised to disclose the reasons the Company reincorporated in Delaware.

May 22, 2006

BACKGROUND OF THE SENDTEC ACQUISITION, PAGE 2

4.   WE NOTE THE DISCLOSURE YOU ADDED IN RESPONSE TO PRIOR COMMENT 4; HOWEVER,
     YOUR DISCLOSURE IS STILL VAGUE. FOR EXAMPLE, IN THE FOREFRONT OF THIS
     SECTION WHERE YOU REFER TO YOUR REQUIREMENT TO OBTAIN FINANCING, DESCRIBE
     THE FINANCING, INCLUDING YOUR ISSUANCE OF DEBENTURES AND PREFERRED STOCK,
     RATHER THAN MERELY STATING IN THE NEXT PARAGRAPH THAT YOU "ASSUMED
     LIABILITY THROUGH GUARANTEES AND PLEDGES FOR CERTAIN DEBENTURES..." IN
     THIS REGARD, PLEASE AVOID THE USE OF THE WORD "CERTAIN" SINCE THIS TERM IS
     VAGUE.

     The Background of the SendTec Acquisition section has been revised to more fully describe the financing that SendTec Acquisition Corporation obtained to acquire the assets of SendTec, Inc.

RATIONALIZATION PLAN, PAGE 3

5.   PLEASE ADD ADDITIONAL CONTEXT TO EXPLAIN WHAT YOU MEAN BY "WHAT REPRESENTS
     LEGITIMATE CONTENT" AS IT RELATES TO FRIENDSAND'S BUSINESS.

     The Rationalization Plan section has been revised to explain what is meant by "what represents legitimate content."

RISK FACTORS, PAGE 6

WE WERE REQUIRED TO AMEND COVENANTS IN THE DEBENTURES. . ., PAGE 7

6.   PLEASE REVISE THE CAPTION AND THE TEXT TO DISCLOSE HOW YOUR BUSINESS AND
     FINANCIAL CONDITION COULD BE IMPACTED IF THE RISK YOU PRESENT MATERIALIZES.

     The caption in the text of this risk factor has been revised in accordance with the Staff's comment. Also, the Staff is advised that disclosure has been added to this risk factor to indicate that the Company did not comply with its first quarter EBITDA financial covenant requirement. Similar disclosure has been added to Management's Discussion and Analysis and a brief description as well as a cross-reference has been added to the Prospectus Summary section.

7.   DISCLOSE WHEN THE COVENANTS WERE AMENDED. ALSO DISCLOSE YOUR EBITDA (AS
     DEFINED IN THE DEBENTURES) FOR THE FOURTH QUARTER OF 2005, FISCAL 2005 AND,
     IF AVAILABLE, FOR THE FIRST QUARTER OF 2006. PROVIDE CORRESPONDING
     DISCLOSURE IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS.

     The risk factor has been revised to indicate when the covenants were amended as well as to indicate what the Company's EBITDA was for the fourth quarter of 2005, fiscal 2005 as well as the first quarter of 2006.

May 22, 2006

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES, PAGE 9

8.   PLEASE BRIEFLY CLARIFY HOW "UNEXPECTED COSTS AND INEFFICIENCIES" CAUSED YOU
     TO HAVE POOR MORALE AND PROBLEMS RETAINING PERSONNEL.

     The risk factor has been revised in accordance with the Staff's comment.

WE NEED TO AUTHORIZE ADDITIONAL SHARES SO THAT WE CAN REGISTER. . . . PAGE 21

9.   PLEASE EXPLAIN WHY YOU HAVE RESERVED 3,569,400 SHARES FOR OPTIONS THAT HAVE
     NOT BEEN GRANTED. DISCLOSE WHETHER AND WHEN YOU ARE OBLIGATED TO GRANT
     THESE OPTIONS.

     The Staff is advised that these shares relate to options available to be granted under the Company's 2006 Stock Option Plan and Directors' Stock Options
Plan. At this time, the Company is not obligated to grant any of these options.

10.  PLEASE DISCLOSE THE AMOUNT OF ADDITIONAL SHARES THAT YOU ARE REQUIRED TO
     REGISTER PURSUANT TO THE SECURITIES PURCHASE AGREEMENT AND THE AMOUNT OF
     THESE SHARES THAT WOULD EXCEED YOUR CURRENTLY AUTHORIZED SHARES.

     The risk factor has been revised in accordance with the Staff's comment.

DESCRIPTION OF BUSINESS, PAGE 41

BACKGROUND OF THE SENDTEC ACQUISITION, PAGE 43

11.  DESCRIBE THE TERMS OF THE MANAGEMENT AGREEMENTS AND ESCROW AGREEMENT IN
     GREATER DETAIL IN YOUR CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     SECTION.

     The descriptions of the management agreements and escrow agreement have been described in greater detail in the Certain Relationships and Related
Transactions section.

SENDTEC BUSINESS, PAGE 46

12.  PLEASE CLARIFY WHAT YOU MEAN BY PROVIDING "MEDIA TO SENDTEC ON A VENTURE
     BASIS." ALSO, PLEASE CLARIFY WHAT YOU MEAN BY THE TERMS "ACTION" AND "LEAD"
     AND PROVIDE EXAMPLES TO ILLUSTRATE HOW REVENUE CAN BE GENERATED. PLEASE
     DISCLOSE HOW MUCH IS TYPICALLY EARNED IN REVENUE BY EACH CONSUMER RESPONSE.

     The disclosure has been revised in the SendTec Business section in accordance with the Staff's comment.

13.  PLEASE REFER TO PRIOR COMMENT 21. WE CANNOT LOCATE THE DISCLOSURE WE
     REQUESTED IN THE PRIOR COMMENT REGARDING YOUR TWO LARGEST CUSTOMERS. PLEASE
     REVISE OR ADVISE.

     The names of the two largest customers have been disclosed in the risk factor entitled, "Any Limitation On SendTec's Use Of Data Derived From Clients'
Advertising Campaigns Could

May 22, 2006

Significantly Diminish The Value Of SendTec's Services And Cause SendTec To Lose
Clients And Revenues."

LEGAL PROCEEDINGS, PAGE 51

14.  WE NOTE THE DISCLOSURE YOU HAVE ADDED IN RESPONSE TO PRIOR COMMENT 22;
     HOWEVER, YOU STILL DO NOT PROVIDE SUFFICIENT FACTUAL CONTEXT UNDERLYING THE
     CASES. FOR EXAMPLE, IT IS UNCLEAR WHY INFOLINK BELIEVES YOU HAVE VIOLATED
     THE FEDERAL CAN SPAM ACT OF 2003 AND THE LICENSING AGREEMENT. PLEASE REVISE
     TO PROVIDE SUFFICIENT DETAILS REGARDING THIS LEGAL PROCEEDING.

     The description of the InfoLink legal description has been revised in accordance with the Staff's comment.

15.  WE NOTE THE DISCLOSURE YOU HAVE ADDED REGARDING THE SUIT COMMENCED IN THE
     STATE COURT OF INDIANA ON MARCH 3, 2006. YOU STATE THAT YOU BELIEVE THIS
     ACTION IS WITHOUT MERIT. PLEASE TELL US IN YOUR RESPONSE LETTER WHETHER YOU
     REGISTERED THE SHARES UNDER INDIANA LAW, ASSUMING THIS WAS REQUIRED. IN
     ADDITION, PLEASE TELL US WHETHER MR. ALTAVILIA SOLD SHARES ON YOUR BEHALF
     OR RECEIVED COMPENSATION IN CONNECTION WITH THE SALE OF YOUR SHARES. IN
     ADDITION, BECAUSE THE PLAINTIFF IS SEEKING RESCISSION OF THE COMMON STOCK
     PURCHASED BY THE PLAINTIFF, PLEASE DISCLOSE THE NUMBER OF SHARES OF
     RELATIONSERVE MEDIA PURCHASED BY THE PLAINTIFF IN JUNE 2005 AND THE
     PURCHASE PRICE.

     Disclosure has been added to the description of this legal proceeding in accordance with the Staff's comment.

SELLING STOCKHOLDERS, PAGE 70

16.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 29. PLEASE CLARIFY WHAT YOU MEAN BY
     YOUR STATEMENT THAT INFORMATION REGARDING NATURAL PERSON(S) "MAY BE UPDATED
     IN FUTURE FILINGS." ARE YOU REFERRING TO FUTURE PRE-EFFECTIVE AMENDMENTS TO
     THIS REGISTRATION STATEMENT?

     The Staff is advised that the Company requested written responses to prior comment 29 from all selling stockholders. The Company has received responses from all but a few selling stockholders. It is the intention of the Company to continue to request the information from such debenture holders so that the response to prior Comment 29 will be complete in a pre-effective amendment to this registration statement.

                                     CLOSING

     For your convenience, under separate cover we will deliver to you:

     o    two (2) marked copies of the Amendment No. 2 (compared to Amendment
          No. 1);

     o    two (2) clean copies of Amendment No. 2.

May 22, 2006

     We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Kenneth
Schlesinger at (212) 451-2252 or the undersigned at (212) 451-2259.

                                        Very truly yours,

                                        Harvey J. Kesner

cc:  Donald Gould
     Adam Wasserman

bcc: Michael Brauser
     Paul Soltoff
     Steven Stowell
     Ed Hackert
     Nilene Evens
     Kenneth Schlesinger
     Mark Lakin
     Jonathan Deblinger